Filed by El Sitio, Inc.
             Pursuant to Rule 425 under the Securities Act of 1933
                        Subject Company: El Sitio, Inc.
                         Commission File No. 34-28367


THE FOLLOWING IS A PRESS RELEASE ISSUED BY EL SITIO, INC. ON JUNE 11, 2001.

                      [EL SITIO LOGO GRAPHIC OMITTED]

                                                       For Immediate Release

         El Sitio Sells Its Argentine Connectivity Business to Netizen

El Sitio's strategy continues to be focused on the development of interactive content and Netizen, a SkyOnline Company, strengthens its position as one of the top Internet service providers in Argentina

Buenos Aires, June 11, 2001 - El Sitio, Inc. (NASDAQ: LCTO), a leading Internet media company targeting Spanish and Portuguese speakers in Latin America and the United States, today announced that it sold its Argentina connectivity business to Netizen S.A., a major internet service provider in the country. El Sitio plans to disclose the terms of the transaction in the near term.

This transaction is part of a previously announced strategic decision by El Sitio to divest its non-core connectivity services in Argentina, Brazil and Colombia as the company has intensified its focus on the enhancement of its Internet network and the development of interactive content. El Sitio recently stated that it has signed a preliminary letter of intent for the sale of its connectivity services in Colombia. That agreement remains subject to negotiation of definitive terms.

As a result of this transaction, Netizen, recently acquired by SkyOnline de Argentina, has taken an important step in the advancement of its connectivity business and its position as a leader in the Argentina Internet market. Following the transfer of El Sitio's 25,000 Argentine subscribers, Netizen will have over 200,000 subscribers. The transaction also complements SkyOnline's strategy to provide broadband connectivity and value added services in Argentina by expanding, through Netizen, its potential client base.

Leandro Anon, COO of El Sitio, Inc., stated, "Our agreement with Netizen is a significant step in our planned divestiture of non-strategic connectivity assets. This transaction permits us to continue with our strategy to focus on the development of interactive content."

Gustavo Lucardi, Executive Vice President of Netizen stated, "We are very proud that El Sitio has selected Netizen to continue providing high quality connectivity services to its former clients. We have always pushed ourselves to provide our users with premium service. In addition, this transaction positions Netizen to become the leading Internet service provider by year end 2001."

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About El Sitio

El Sitio, Inc. (Nasdaq: LCTO) is a leading Internet media company providing original country-specific and global interactive content and community-building features, e-commerce and connectivity to Spanish and Portuguese speakers. El Sitio is designed as an Internet media destination network (www.elsitio.com) that consists of country Web sites for Argentina, Brazil, Chile, Colombia, Mexico, the United States, Uruguay and Venezuela. Founded in 1997, El Sitio has teams of local professionals in each of its country offices throughout the Americas. El Sitio's common shares began trading on The Nasdaq National Market in December 1999.

About Netizen

Netizen is one of the leading ISP and value-added services companies in Argentina. Netizen's current offerings include pulse-based Internet access through its iUyuyuy! brand, dedicated access, Web design and hosting, as well as email and call center services. Netizen is a wholly-owned subsidiary of SkyOnline de Argentina, a subsidiary of SkyOnline, Inc.

SkyOnline, Inc., is an integrated telecommunications solutions provider. SkyOnline's offerings address the growing need for cost-effective, high-quality data, voice and Internet services. SkyOnline also offers value-added services to small- and medium-size enterprises including dedicated access, Web design, e-mail, hosting, virtual private networks and e-commerce enablers. Fixed-station satellite-based telecommunications services are provided in Venezuela, Mexico and Guatemala.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of El Sitio's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address, among others, the following subjects: El Sitio's plan to sell its Colombian connectivity services business; and El Sitio's strategy to enhance its Internet network operations and to develop interactive content. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that El Sitio will not be able to sell its Colombia connectivity services business on satisfactory terms; the risk that it will not be able to enhance its Internet operations and to develop successfully interactive content; the risk that El Sitio may not have access to sufficient resources to further develop its core operations; and the risk that recent decreases in expenditures by advertisers for Internet-based advertising activities, as well as lower traffic on El Sitio's Internet network, will continue. For a detailed discussion of these and other cautionary statements, please refer to El Sito's periodic filings with U.S. Securities and Exchange Commission.

PRESS CONTACTS
Erich de la Fuente           Gonzalo Berra            Junie Nathani
El Sitio                     Netizen S.A.             SkyOnline Inc.
Vice President               CEO                      Vice President
Corporate Communications     54-11-4343-8500          Corporate Communications
54-11-4339-3700 ext.3923     gonzalo@netizen.com.ar   571-633-6400
edelafuente@elsitioinc.net                            jnathani@skyonline.net

The above communication contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made in this communication are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the proposed El Sitio/ Claxson Interactive Group Inc. merger; and failure of the El Sitio shareholders to approve the merger. For a detailed discussion of factors that could affect El Sitio's business, results of operations, financial condition and prospects, please refer to El Sitio's filings with the Securities and Exchange Commission, including the "Forward-Looking Statements" section of the Management's Discussion and Analysis section of its Form 20-F annual report and the Risk Factors section of its F-1 filing.

Claxson Interactive Group Inc. has filed with the Securities and Exchange Commission a definitive prospectus/proxy statement on Form F-4 regarding the proposed El Sitio/Claxson Interactive Group Inc. merger. Investors and security holders are urged to read the Form F-4 and any other documents that El Sitio, Inc. and Claxson Interactive Group Inc. may file with the Commission from time to time because these documents will contain important information. Investors and security holders can obtain free copies of such documents at the Commission's web site at www.sec.gov. A copy of such documents can also be obtained for free by directing a request to: El Sitio, Inc., Avenida Ingeniero Huergo 1167, C1107AOL, Buenos Aires, Argentina.